CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       701 8th Street, N.W.,
                                                                 Suite 410
                                                       Washington, DC 20001-3893
     Steven J. Glusband                o                       (202) 898-1515
         Partner                                                    o
             o                Tel (212) 732-3200          570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232         New York, NY 10022-6856
 E-mail: glusband@clm.com                                      (212) 371-2720



                                            December 27, 2007

VIA EDGAR
---------

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

                      Re:  Magal Security Systems Ltd.
                           Form 20-F for Fiscal Year Ended December 31, 2006 Filed June 29, 2007
                           File No. 0-21388
                           ----------------

Dear Mr. Spirgel:

         In furtherance of my telephone conversation of this date with Inessa Kessman, Senior Staff Accountant, I am able to confirm that our client, Magal Security Systems Ltd. (the "Company"), will respond on or before January 22, 2007 to the Staff's comments contained in a letter addressed to Mr. Izhar Dekel, Chief Executive Officer of the Company, dated December 11, 2007.

         Thank you again for your cooperation.

                                            Very truly yours,

                                            /s/ Steven J. Glusband
                                            Steven J. Glusband



SJG:var
cc:  Raya Asher